1H 2005 Operating Performance July 8, 2005 EX-99.1 PERFORMANCE IN 1H 2005 OF POSCO

Figures provided in this presentation are based on unaudited financial statements of the Company for the first half of 2005 and have been prepared solely for the convenience of investors. Certain contents in this presentation are subject to change during the course of auditing process. The financial data presented are based on POSCO's non-consolidated financial statements.

I. 1H05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan Table of Contents

Production/Sales (In thousand tons) 2004 2004 2005 1H 1H 2H 2005 1H YOY (%) Crude Steel Crude Steel 14,790 15,414 14,989 1.3 Finished Products(FP) Finished Products(FP) 14,431 14,984 14,420 ^0.1 FP Sales FP Sales 14,344 14,858 14,185 ^1.1 Domestic 10,602 11,288 10,588 ^0.1 Export (%) 3,742 (26.1) 3,570 (24.0) 3,597 (25.4) ^3.9 FP Inventory FP Inventory 338 346 431 27.5 Maintained previous year's production level despite refurbishment of BF#2 Reduced production of finished products caused by rationalization of Plate Plant #2 and HR Plant #2 Major rationalization period & Effect - Pohang Plate#2 (Apr. 6, '05 ~ June 3) : +300K tons (1,800K ^ 2,100K) - Pohang HR #2 (June 8,'058~ June.24) : +400K tons (4,500K ^ 4,900K)

Sales by Product (In thousand tons) 2004 2004 2005 1H 1H 2H 2005 1H YoY(%) Hot Rolled 5,063 5,160 4,560 ^9.9 Plate 1,603 1,703 1,408 ^12.2 Wire Rod 995 1,019 1,033 3.8 Cold Rolled 4,813 5,031 5,288 9.9 Electric Steel 358 343 389 8.6 Stainless 969 968 955 ^1.4 Others 543 634 552 1.6 Total 14,344 14,858 14,185 ^1.1 ? Reduced production and sales volume due to rationalization of HR and Plate ? Increased sales of high value added products, i.e. CR, Electric Steel Sheets

Income Statement Summary (In billion KRW) 2004 2004 2005 1H 1H 2H 2005 1H YoY(%) Sales Sales 9,039 10,753 11,034 22.1 COGS COGS 6,377 7,330 7,020 10.1 Operating Income Operating Income 2,196 2,858 3,504 59.6 Opr. Margin 24.3 26.6 31.8 - Net Profit Net Profit 1,635 2,191 2,570 57.2 Profit Margin 18.1 20.4 23.3 - Continued increase of net profit due to increased ASP, reduced COGS and appreciated KRW 1H04 2H04 1H05 (In thousand. KRW) FP ASP : 613 ^ 706 ^ 759 F/X Rate (W/$) : 1,152.5 ^ 1,043.8 ^ 1,024.4 ^ Quarterly Net Profits Comparisons in '05 1Q 2Q (In billion KRW) 1,308 1,262

Financial Structure (In billion KRW) 2004 2004 2005 1H 1H 2H 2005 1H Asset Asset 19,244 21,367 22,344 Current Assets Fixed Assets 6,193 13,051 7,742 13,625 8,143 14,201 Liabilities Liabilities 5,150 5,257 4,564 Debt 2,991 2,498 1,882 Shareholder's Equity Shareholder's Equity 14,094 16,110 17,780 KRW-denominated Bonds: KRW 300 bn. (Mar., Apr.) F/X -denominated Bonds: KRW 206.6bn (May) Fixed Assets increased as the constructions of FINEX #1, CGL # 5, 6, etc. progress well according to the schedule ? Liabilities reduced due to continued debt repayment

Financial Ratios

posco

Operating Margin (%)


31.8
25.5
21.3
15.6
12.9
'01
'02
'03
'04
1H'05

EBITDA Margin (%)


38.7
32.8
31.5
26.9
23.7
'01
'02
'03
'04
1H'05

Debt Ratio (%)


72.8
52.3
42.1
32.6
25.7
'01
'02
'03
'04
1H05

Shareholder's Equity Ratio(%)


79.6
75.4
70.4
65.7
57.9
'01
'02
'03
'04
1H05

8

I. 1H05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan

Integrated Steel Plant Project in India

POSCO

❑ Strategic Directives

- Strategically cope with globalizing steel industry trends
- Secure raw material and penetrate Indian steel market

❑ Project Summary

- **Integrated Steel Mill**
  - Scale: Phase 1: 3 mn ton capacity slab plant (Final, 12 mn t/y)
  - Location: Paradip, Orissa
  - CAPEX: Phase 1: USD2.4 bn (Final, USD 10 bn)
  - Construction Period: 42 months after the phase 1 ground layout work
- **Mine Development**
  - Iron Ore: 600 million tons over 30 years
  - CAPEX : USD 2 bn
- **Indian Government Support**
  - Grant mining license
  - Factory construction site (Steel Mill: 459,100 m²)
  - Infrastructure support, i.e, railway, road, energy
  - Tax incentives applicable to Special Economic Region
  - Form Inter-Ministerial Group

<Backdrop: Landscape of Paradip >


India
Orissa
Mining Area
Daitari
289km
(Mine→Steel Mill)
Bhubaneshwar
Paradip
Steel Mill Site
N
Railway
Road

10

Integrated Steel Plant Project in India

POSCO

India : High potential growth

- GDP growth of 6% p.a. forecasted
- Skilled labor force with low wages, abundant volume of quality iron ore (Estimated reserves: 13.5 billion tons)
  - Reserves in Orissa: 4 billion tons
    - · Coal, Crom, Magnite, lime, etc.
- Long-term steel industry development plan (Govn't of India)

	'04		'20
- Production(Mn tons)	35	→	100
- Per capita Consumption of Steel	30	→	100

 Korea (982kg), Japan (601kg), China (200kg)

- Incremental crude steel production increase: 27 mn tons by SAIL, etc.
  - SAIL (11.6), TISCO (4.0), RINL (3.5), Jindal (2.5), Ispat (2.4), Essar (2.4 million tons)

Future Plans

- Establish POSCO-India (Aug., '05)
- Optimal business structure and partnership
- Conduct feasibility studies (~ Nov., '05)
  - MEP, Environment test
  - Port, groundwork, energy, etc
- Mine development (Aug., '05 ~)
  - Obtain Iron Ore Prospecting License
  - Optimal mine development, select mine developer
- Factory site groundwork (Jan., '07)
- Phase 1: Jan., '08.1 → '10.6E (3mn ton capacity)

**MEP: Master Engineering Planning*



Investment Proposal
Joint Working Group
Korea-India Summit
Site Inspection
MoU
Establish POSCO-India
F/S, MEP
BoD Approval
Ground work
Start Of Phase 1
End of Phase 1
Aug, '04
Sep, '04
Oct, '04
Apr, '05
'05.6.22
Aug, '05
Dec, '05
Jan, '07
Jan, '08
Jun, '10

Direct investment in Australian coal mine-Carborough Downs, Glennies Creek ? Stable supply of 8,4 mn tons of iron ore and coal Mines Stake Investment ( $ mn) Annual Purchase (mn tons) Australia Iron Ore POS-MAC 20% 12.2 3.0 Australia Coal Mount Throley Foxleigh Glennies Creek Carborough Downs 20% 20% 5% 5% 31.5 3.2 7.6 9.6 1.6 1.5 0.6 0.8 Canada Coal Green Hills Elkview 20% 2.5% 43.2 25.0 2.7 0.7 Brazil Iron Ore Kobrasco 50% 38.5 2.7 South Africa Fe-Cr Pos-Chrome 25% 4.6 60,000tons China Fe-Si Hubei 30% 3.0 11,000 tons Increased direct investment in raw material

Investment in Energy

posco

Korea Independent Energy Corp.(KIECO)

- Maximize synergies with LNG Terminal
  - Increased utilization rate→Economies of Scale
- Status
  - Capacity : 1,800MW
  - The largest private power generating company in Korea
  - Located in undersupplied metropolitan region
  - Stabilized profit owing to long-term purchase agreement with KEPCO
- Amount : KRW 291.5 bn (50% stake)

LNG Terminal

- Direct import of LNG
  - Benefit : Cost savings of KRW 60 bn. per annum
- Stable supply of environment-friendly fuel
  - 550 thousand tons per year for 20 years
- Status of LNG Terminal
  - Construction Period: Nov.,'02~ Jun.,'05(32 mths)
  - Official Launch: July 4, 2005
  - Facility : Two 100,000 K liter reserve tanks, port, etc.



< Korea Independent Energy >





< LNG Terminal >

13

Refurbishment of BF#2 in Gwangyang Shortened Refurbishment Period & Early Normalized Operation - Refurbishment Period (77 ^ 66 Days): +110K tons - Days to normalize the operation: 3 Days (NSC-Oita: 6 Days) Benefit - Inner capacity expansion ^ Productivity gains · 15% productivity gains ^ Production increase of 450 tons per annum - Prolonged product life cycle by 20 years - Electricity generating power: + 41% Domestic & Overseas Investment Domestic & Overseas Investment Establishment of Overseas auto steel sheet processing center Launch POS-TPC (Apr., '05) - Scale : 120K tons per annum - Capacity expansion of auto makers such as Toyota,Ford in Thailand - Possible future application of TWB, laser welding (Final target: 200,000 tons) Launch POS-NPC(Jun., '05) - Scale: 160K tons per annum - Quality approval of POSCO's auto steel sheet in Japan - Future application of Blanking Line, TWB, laser welding systems

I. 1H05 Operating Performance II. Strategic Initiatives III. Steel Industry Environment IV. 2005 Business Plan

Global Steel Marekt Trend

posco

❑ Polarized market trends in Japan, Southeast Asia/Continued price corrections in China, U.S.

USA

- ✓ Weakening steel prices due to high level of inventory and declined scrap prices
  - Spot prices (HR) : $ 700 (Jan., '05) → $ 550 (June)
- ✓ Major mills such as Mittal and US Steel plan to cut production to improve steel prices

EU

- ✓ Downtrend pricing due to sluggish demand and delayed inventory reduction
  - Spot Market (HR, Germany) : € 530 (Jan., '05.1) → 450 (June)
- ✓ Steel mills' concerted efforts to cut production in 3rd quarter to balance supply and demand


EU
CHINA
JAPAN
USA
S.E.A

China

- ✓ Continued fall of spot prices caused by oversupplied commodity grade steel and disincentives for exports of steel
  - HR Spot Price : $568 (Mar.) → 494 (May) → 363 (June)
- ✓ Baoshan Steel anounced the 3rd quarter steel price to stay flat

Japan

- ✓ Tight supply of BF-based products
  - Increasing price trends of auto steel sheet, plate, electric steel sheet (NSC, JFE → Toyota +10K yen)
- ✓ Downtrend pricing of commodity grade steel
  - Spot Price (HR) : 67K yen (Mar.) → 65 (May-June)

ASEAN

- ✓ Continued strength of high value added product prices
  - Japanese BF-base mills' 3rd quarter contract prices to remain flat or slightly increase($10~20/ton)
    - · CR Export Price (Japan) : $720 (1Q) → 760 ~770 (2Q) – 760 ~780 (3Q)
  - Regional Mills 3rd quarter contract prices to remain flat (CSC, Krakatau)
- ✓ Weakening demand for low grade steel

(POSCO, July, '05)

16

55.6 60.6 9.3 4.4 142.8 144.5 11.2 13.4 (mn tons) < Steel Market Trends in China(an. ~ May, '05) > ? Slight uptrend pricing after the downtrend ? Net Import maintained on flat steel, led by stable demand for high-quality steel 87.2 83.9 1.9 9.0 = + (POSCO-China June, '05) Total Flats Longs China Steel Industry '04.6 '04.9 '04.12 '05.3 '05.6 HR CR ^ 423 535 ^ ^ 480 592 ^ ^ 518 669 ^ ^ ^ 568 ^ 363 1,092 585 436 504 586 582 776 ^ Price : Shanghai Spot Price ( HR 3.0mm, CR 1.0mm ) Inventory: Huadong Province HR+CR < Spot Price & Inventory Trends in China > Prdn. Cons. Import Export Prdn. Cons. Import Export Prdn. Cons. Import Export

Strong growth in high value added flat products such as auto steel sheet, electric steel sheet Automobile : Entering the recovery phase from production reduction in 1Q05 - Monthly production and sales volume increased by 7.3% yoy and 17.7% yoy, respectively - Auto sales volume increased by 24.5% yoy (May) Shipbuilding: Record high production of 3.71 million DWT (+48.8%) Home Appliance: High growth maintained on Air Conditioner (28.3%), Washing Machine(18.2%), Refrigerator (6.6%) '04 '05 Automobile 28.6 '04 '05 12.3 '04 '05 Shipbuilding Home Appliance '04 '05(F) Container (POSCO-China '05.5) 12.4 5.1 5.7 (mn tons) 8.6 11.0 163 183 (mn units) 9.1 (mn TEU) 2.2 2.4 (YoY) (mn DWT) China Steel Industry < 2005 Domestic Production Outlook in Key Industries >

2005 GDP Growth of 3.8% forecasted on delayed domestic consumption and slowing export growth Domestic Steel Industry GDP Growth : 4.6% ('04) ^ 3.8% ('05) 11.3 '04 '05 Shipbuilding 9.2 4.8 '04 '05 12.3 -0.4 '04 '05 Automobile Home Appliance 1.1 '04 '05(F) Construction (POSRI '05.4) 11.9 15,143 16,942 (thou. G/T) 3,469 3,637 (thou. units) 34,842 34,713 (KRW bn.) 1.3 (KRW bn.) 117,716 119,298 Domestic : Continued growth forecasted on the back of strong demand from steel consuming industry and downstream rerollers Export : High growth forecasted, helped by strong demand for coated steel Flat products post 4.7% growth, while long products face minimal growth prospect (YoY) Strong demand from shipbuilding, while slowing demand seen from autos, appliance and construction < 2005 Domestic Production Outlook in Key Industries >

Raw Materials & Freight Trends

posco

Nickel & Scrap Price

- **Nickel**
  - Prices at the peak due to strong demand from China and speculative demands (1H05 ASP U$15,900/ ton)
  - Prices forecasted to stabilized as stainless demand and production slow
- **Scrap**
  - Slowing demand due to weakend steel consumption is US,Europe
  - Weakening prices forecasted

< Nickel & Scrap Price Trend(U$/ton) >


$ 16,690
$15,205
Nickel
$14,700
$288
$280
Scrap
$210
Jan., '04
Dec., '04
June, '05

Freight

- Continued downtrend since 2Q05 due to iron ore import restrictions and slowing demand for raw materials
- **Flat downtrend forecasted**

< Freight Trend (US$/ton) >


$43.5
Brazil → China
$31.8
$20.3
$19.8
$ 18.1
$8.1
West Australia → China
Jan., '04
Dec., '04
June, '05

20

Continued tight supply of automobile steel sheets due to new cars and export ? Increased exports due to strong auto production growth in China, Southeast Asia '03 '04 '05(P) '07(F) Sales Sales 2,723 3,523 4,320 5,000 Dom. 1,453 1,986 2,377 2,600 Exp. 1,270 1,537 1,943 2,400 Stable profit forecasted as domestic and Asian auto steel sheet markets expand ? New orders on the rise, helped by "Total Solution" service ? Establish JIP system, utilizing overseas processing center(China, Thailand, Indonesia, Malaysia) ? Begin the operation of GA Line : #5 CGL (450K/y, Oct., '05) ? New product sales: TWB-related: 1,126K units ('04) ^ 3,000K units ('05) Automobile Steel Sheet < Automobile Steel Sheet Sales Target > (thou. tons) (thou. tons)

Shipbuilding Plate

POSCO

❑ Continued demand growth as domestic shipbuilding industry grows

- Demand for high value added products forecasted to grow as the orders for quality vessels such as LNG carriers increase

Pricing Trend

- Continued price increases of imports from Japan
- POSCO Domestic Price Trend (Thou. KRW)
  - 455 ('03)→600 ('04)→645 ('05)

Current Status

- Record high new orders
- Shipbuilding capacity expansion
  - New shipbuilding techniques (Mega Blocking, Ground Shipbuilding, etc.)

Forecast

- Notable increase of high value added shipbuilding after 2006
- Domestic shipbuilders turning black
  - Reflect high shipbuilding prices after 1H03
  - Forecast to post proifts after 4Q05

< Pricing Trends of imports from Japan >


(USD/ton)
450
588
618
670
680
'04.3Q
4Q
'05 1Q
2Q
3Q

< Orders & Production >

(mn. G/T)

	'04	'05(P)
New Orders	25.7	20.0
Production	15.1	16.5
Balance	55.1	58.6

< Shipbuilding Plate Demand >


(thou. tons)
4,650
5,190
5,630
5,900
'04
'05
'06
'08

Establish ordinary and strategic production lines to boost strategic products such as TMCP

22

Grain Oriented(GO) Electric Steel Sheet Market

POSCO

❑ Extened supply shortage expected in Asia, mainly China and India

- Lack of GO makers will exacerbate supply shortage problem for 1~2 years
- Expand market shares with timely recognition of domestic and foreign demand/capacity expansion plans

Domestic

- Tight supply market eased as orders from KEPCO declined
- Market Trend
  - Saturated electricity demand
  - Efficient energy use energy

China

- Strong demand toward '07 due to lack of electricity
- Market
  - Incremental capacity of 60 mn KW/y in '05~'07

India

- Growth of electricity consumption with the development of economy
- Market Trends
  - Highest growth prospect after China
  - Emergence of global power stations

< POSCO's ASP to China >



(USD/FOB)
1,490
1,910
3,020
3,280
'04.4Q
'05.1Q
2Q
3Q(P)

< Supply & Demand in China >

(thou. tons)

	'05	'07
Demand	529	566
Export	420	566
Wuhan	120	240
Import	300	326

< Demand Forecast in India >

(thou. tons)

'04	'06	'08	'10
80	120	175	230

Production and sales target of 200 thousand tons of GO through rationalization

23

Stainless Market Status & Forecast

posco

- Declining trends of international prices due to aggressive capacity expansion carried out in China
- Stainless makers' voluntary production cut seen around the globe

Domestic

- Increasing imports and weakened export position due to appreciating KRW
- POSCO lowered domestic price by KRW 300K to stabilize the market(May, '05)

China

- Excess supply caused by overinvestment, weakened demand
- Overheated preemptive market penetration actions resulted in high inventory and lower prices

Europe

- Declining base price since the end of 2H04 due to weakened demand and strengthening Euro
- Prolonged production cut

< China's Increment Capacity Expansion >

- CR : `05 +200 (200 → 400) (thou tons)

Baoshan	TISCO	YUSCO	Others	POSCO
400→1,000	400→900	0→300	800→1200	400→600

- HR : `06 +440 (170 → 610) (thou tons)

Baoshan	TISCO	YUSCO	JISCO	POSCO
700→1,400 (July,`05)	1000→2500 (June,`06)	800 (Aug.,`06)	600 (June,`06)	800 (Aug.,`06)

< CR International Price > (U$/ton)



Korea
2,900
2,700
2,300
China
2,200
2,700
2,600
2,450
`04.7
12
`05.2
5□

Stabilized market trends after 4Q05, helped by major stainless makers' production cuts

24

I. 1H05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan

2005 Business Plan 30.2 31.3 Production (mn tons) 29.2 30.4 2004 2005(F) Sales Volume (mn tons) 2004 2005(F) ? Rolling Plan is revised on a quarterly basis to reflect new economic as well as management developments +3.7% +4.0% Sales Revenue (tn KRW) +19.3% 2004 2005(F) 23.6 19.8 2004 2005(F) Share of 8 Strategic Products (tn KRW) +3.8% 23.0 19.2 Above data represents company's internal financial targets and may be subject to change and should not be used for making investment decisions

The end of Presentation